November 22, 2021	Martin T. Schrier Direct Phone 305-704-5954 Direct Fax 786-220-0209 mschrier@cozen.com
VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Global Crossing Airlines Group Inc.

Draft Registration Statement on Form S-1

CIK No. 0001846084

Dear Ms. Majmudar:

On behalf of our client, Global Crossing Airlines Group Inc. (the “Company”), this letter sets forth the response of the Company to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 29, 2021, to the Company’s draft Registration Statement on Form S-1 (CIK No. 0001846084) (the “Registration Statement”). The Registration Statement was filed with the Commission on October 13, 2021. For your convenience, the Staff’s comments have been set forth below in their entirety, with the Company’s response to a particular comment set out immediately beneath it in bold face type. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. This letter is being filed with the Commission with its Registration Statement on Form S-1.

Cover Page

1. We note your response to prior comment 1. Please describe the conversion rights of the Class B Non-Voting Common Stock on your prospectus cover page. Refer to Item 501(b)(2) of Regulation S-K.

Response: The prospectus cover page has been revised to include a description of the conversion rights of the Owners of Class B Non-Voting Common Stock.

2. Given that the prospectus covers the resale of shares of common stock and the resale of shares of Class B Non-Voting Common Stock, please tell us how an investor will know which class of common stock is being offered for resale by any particular selling stockholder.

Response: The Selling Stockholders Table in the prospectus identifies the type of security (whether ordinary Common Stock or Class B Non-Voting Common Stock) initially offered for resale by each selling stockholder. Certain selling stockholders will be offering for resale both Class B Non-Voting Common Stock and Common

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Anuja A. Majmudar

United States Securities and Exchange Commission

November 22, 2021

Stock that underlies certain warrants. A purchaser of the Company shares being registered would acquire the shares either through a brokerage transaction or a private negotiated sale. In either instance, the purchaser and/or broker will need to identify the class of common stock it is seeking to acquire. In a brokerage transaction, the purchase price would need to be based on the OTC or TSX quotation so there should be no confusion as to what class of common stock it is acquiring. In a privately negotiated transaction, the parties would specifically identify the shares being acquired. Additional disclosure has been included on the prospectus cover page in the section entitled “Plan of Distribution” on page 87 to address your concern regarding investor confusion.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 38

3. We note your disclosure that GEM has filed an action in the Supreme Court of the State of New York, County of New York, claiming a breach of your share subscription agreement. Please revise your disclosure to include the date GEM instituted the action. Refer to Item 103 of Regulation S-K.

Response: The Company has revised its disclosure on page 59 to provide additional information on the dispute with GEM, including the date the action was initiated.

Principal Stockholders, page 87

4. We note your response to our prior comment 5 and reissue it in part. Please clarify the extent to which any shares of “common stock” included in the Principal Stockholders table are Class B Non-Voting Common Stock and ensure that the beneficial ownership disclosed here is consistent with the beneficial ownership before the offering for the principal stockholders that are also selling stockholders. For example, you disclose in the Principal Stockholders section that none of the principal stockholders listed in this table hold shares of Class B Non-Voting Common Stock and that the shares of common stock held by Ascent Global Logistics, Inc. includes warrants to purchase 7,537,313 shares of common stock. However, your Selling Stockholders table indicates that Ascent Global Logistics, Inc. only holds 1,200,000 shares of Class B Non-Voting Common Stock. In addition, your Principal Stockholders section indicates that you are registering the resale of 1,459,162 shares of common stock held by Joseph DaGrosa, Jr. However, Mr. DaGrosa is not included in the Selling Stockholders section. We note also that the table in the Selling Stockholders section indicates that the selling stockholders may offer for resale up to 10,022,760 shares of Class B Non-Voting Common Stock and 6,113,000 shares of common stock underlying warrants. However, this is not consistent with your disclosure that you are registering the resale of up to 10,022,760 shares of common stock issuable upon exercise of outstanding warrants and 6,113,000 shares of Class B Non-Voting Common Stock. Please revise.

Response: The Principal Stockholders table has been revised to address the Commission’s comment.

Anuja A. Majmudar

United States Securities and Exchange Commission

November 22, 2021

General

5. We note that your forum selection provision in Article IX of your amended and restated bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” subject to certain exceptions. Please describe your exclusive forum provision in your prospectus, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to include risk factor disclosure, and to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company will amend its Bylaws (the “Amended Bylaws”) to provide that the exclusive forum selection provision in Article IX thereof is as follows:

“Other than claims asserted under (a) the exclusive federal court jurisdiction created by the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, or (b) the concurrent federal and state court jurisdiction created by the Securities Act of 1933, as amended, and the rules and regulations thereunder, unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of, or based upon a breach of a fiduciary duty owed by any director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or the Certificate of Incorporation or these Bylaws (as either may be amended and/or restated from time to time or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware), or (iv) any action asserting a claim governed by the internal affairs doctrine; provided, that, in the case of each of the foregoing clauses (i) through (iv), if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware, or if no state court has jurisdiction, the federal district court for the District of Delaware. To the fullest extent permitted by law, any person purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consent to the provisions of this Article IX.”

Anuja A. Majmudar

United States Securities and Exchange Commission

November 22, 2021

These Amended Bylaws will be filed as an exhibit to the Company’s Registration Statement on Form S-1. The Company has also included additional disclosure to provide a description of the revised forum selection provisions on pages 28, 77 and 78.

Thank you for your prompt attention to the Company’s response to the Staff’s comments to the Registration Statement. If you have any questions or comments regarding these responses or if you require any additional information, please feel free to contact Ryan Goepel, the Company’s Chief Financial Officer, at 786.751.8503, or me at 305.401.4199.

Sincerely,

/s/ Martin T. Schrier

Martin T. Schrier

cc:	Laura Nicholson, Esq., U.S. Securities and Exchange Commission

John Cannarella, Esq., U.S. Securities and Exchange Commission

Ryan Goepel, Global Crossing Airlines Group Inc.

Edward J. Wegel, Global Crossing Airlines Group Inc.

Jahan Islami, Esq., Cozen O’Connor